CORRESP

Ms. Karen L. Power, PFO

Syntroleum Corporation

5416 S Yale, Ste 400

Tulsa, OK 74135

December 10, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anne Nguyen Parker

Re: Syntroleum Corporation

Annual Report on Form 10-K

Filed March 15, 2013

File No. 1-34490

Ladies and Gentlemen:

This letter is being submitted in response to the comment letter delivered via e-mail dated November 27, 2013, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 10-K”) filed on March 15, 2013 of Syntroleum Corporation (the “Company”).

For the Staff’s convenience, the Staff’s comments have been stated below in italics in their entirety, with the Company’s responses to a particular comment set out immediately underneath it in non-italicized print. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.

Annual Report on Form 10-K filed March 15, 2013

Business, page 2

1. On page F-15, you disclose that two customers made up 97% of revenues in 2012 and 99% in 2011. In the business section, please disclose this information, including the names of the customers. In addition, tell us whether you have agreements with these customers that would need to be filed pursuant to Item 601 of Regulation S-K. Finally, please expand your risk factors to discuss your dependence on these customers.

Over the past three years the Company’s focus has been on the development of the Dynamic Fuels plant in Geismar, Louisiana. As a result, the Company’s revenues during this period have been, with the exception of the recognition of $9 million in 2012 of earned deferred licensee income related to the expiration of two long-term, one-time license agreements and $3 million in 2010 due to a one-time sale of technology and equipment, primarily related to revenues from technical services rendered to Dynamic Fuels (approximately $8 million of revenue over the three year period) and technical services rendered to another customer (approximately $6.5 million of revenue over the three year period).

The Company’s relationship with and dependence upon the success of Dynamic Fuels is stated frequently in the Business, Risk Factor and MD&A sections of the 2012 10-K. If the Dynamic Fuels venture succeeds, then the Company’s technical services revenues from Dynamic Fuels could increase but the Company’s ultimate benefit from its relationship with Dynamic Fuels will be as an investor/owner and not as a supplier. Likewise, the Company’s dependence on Dynamic Fuels is not in its capacity as a supplier of services but rather as an investor, and we believe that the 2012 10-K adequately conveys this dependence to the reader.

The Company believes that the approximately $6.5 million in technical services revenue over the three years that it has received from the other customer is not material due to the fact that the loss of such customer would not have a material adverse effect on the Company on a go forward basis. For that reason, it does not believe that additional disclosure regarding the identity of this customer would be of value to investors.

On a prospective basis, the Company will commit to include in the Business section of the 10-K for the year ended December 31, 2013, a statement similar to that set forth in the footnote to the financial statements referenced in the Staff’s first comment.

The agreements with Dynamic Fuels pursuant to which the Company has received revenues are incorporated into its 2012 10-K as Exhibits 10.27 and 10.28. The Company does not believe that its agreement with the other customer should be filed as an exhibit to the 10-K pursuant to item 601 of Regulation S-K because (i) it is an ordinary course of business contract and (ii) for the reasons stated above, the Company believes that the contract is immaterial to an investor’s understanding of the Company’s business and risks.

Management’s Discussion & Analysis, page 15

2. Please expand your overview to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the Company’s executives are most focused for both the short and long term. See Section III.A of SEC Release 33-8350 (Nov. 29, 2003). For example, discuss your future obligations with respect to Dynamic Fuels for any possible start-up costs or additional working capital loans or investments to the plant, if material. As another example, we note significant fluctuation in your technology revenue and technical services revenue in each of the three reported years. If these are due to material trends and uncertainties, discuss these and the attendant risks or challenges.

In this regard, we note your discussion on page 18 that the changes in revenue are due in part to recognition from earned deferred licensee income and recognition of revenue that had been previously unrecognized. Please expand your MD&A to provide further insight into the reasons for the deferred and previously unrecognized income.

The Company attempts to comply with its obligations to disclose material trends and uncertainties in each of its filings. At present, as disclosed in the 2012 10-K and the Company’s 10-Qs for 2013, the Company has endeavored to keep investors apprised of the status of the Company’s investment in Dynamic Fuels which represents over 65% of the Company’s assets. The plant has not been re-started since it was shut down for routine maintenance in October, 2012, and representatives of the Company and Tyson Foods, the other 50% owner of Dynamic Fuels, have not determined a re-start date. Under current conditions, it would be pure speculation for the Company to state when the plant might be re-started or what kind of additional capital investment would be required for such a re-start. Management believes that the disclosure set forth in the Company’s 2012 10-K and 2013 10-Qs (for example, see Notes 2 and 4 to the Company’s 2013 10-Qs) addresses to the extent reasonably foreseeable the Company’s need to provide additional capital to Dynamic Fuels.

During 2013, as reported in Note 2 to the Company’s 10-Q filing for the quarter ended September 30, 2013, management began a process of exploring strategic alternatives. These two matters—the possible re-start of the Dynamic Fuels plant and the search for strategic alternatives—occupy the bulk of management’s time and the Company does not believe that there are any material trends or uncertainties that it can disclose at this time without engaging in pure speculation.

As stated in the MDA section of the 2012 10-K, revenue recognition of long term license agreements is determined “…on an individual contract basis which typically spans current year timing.” The Company intends to expand upon this discussion in its upcoming 10-K for the year ended 2013, and will continue to consider whether it is possible to provide investors with additional disclosure regarding material trends and uncertainties.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-K.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Form 10-K.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these responses, please do not hesitate to call the undersigned at 918-764-3404.

Very truly yours,

/s/ Karen L. Power Karen L. Power Senior Vice President & Principal Financial Officer

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